Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth our ratio of earnings to fixed charges for the periods indicated on a consolidated historical basis. For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness, amortization of debt discount, amortization of deferred financing costs and an interest factor attributable to operating leases.

	Year Ended April 30,			11 Months Ended	Year Ended
(in millions, except ratios)	2018	2017	2016	April 30, 2015	May 31, 2014
Fixed charges:
Interest expense on indebtedness	$318.3	$318.5	$312.1	$320.5	$378.3
Rent interest factor (1)	20.4	19.0	18.0	16.9	17.6

Total fixed charges	$338.7	$337.5	$330.1	$337.4	$395.9

Earnings:
Income (loss) before income tax	$(189.5)	$(220.0)	$(15.6)	$(32.5)	$134.3
Fixed charges	338.7	337.5	330.1	337.4	395.9

Total earnings	$149.2	$117.5	$314.5	$304.9	$530.2

Ratio of earnings to fixed charges (2)	—	—	—	—	1.3

Dollar amount of one-to-one coverage deficiency	$189.5	$220.0	$15.6	$32.5	$—

(1)	Approximately 1/3 of our rent expense relating to operating leases is deemed to be representative of the applicable interest factor.
(2)	Our ratio of earnings to fixed charges was below a one-to-one coverage for all periods presented, with the exception of the fiscal year ended May 31, 2014, as our earnings were not adequate to cover our fixed charges. The dollar amount of the applicable coverage deficiency is presented above.